SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of September 2002
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X     Form 40-F
                                    ---              ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes      No  X
                                   ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

      New Indication for Plavix(R)/Iscover(R)(clopidogrel) Approved in the
                 European Union for Treatment of Patients with
                             Acute Coronary Syndrome


                 New indication obtained for use of clopidogrel in combination with acetylsalicylic acid (ASA)
           in patients suffering from Acute Coronary Syndrome (ACS) - unstable angina or mild heart attack (non Q-wave myocardial infarction)



Paris - September 20, 2002 - Sanofi-Synthelabo (Euronext : SAN / NYSE : SNY) and Bristol-Myers Squibb (NYSE : BMY) announced today that the European Commission has approved the antiplatelet medication Plavix(R)/Iscover(R) (clopidogrel) in the European Union (EU) for a new indication: the prevention of atherothrombotic events in patients suffering from non-ST segment elevation acute coronary syndrome - unstable angina or non Q-wave myocardial infarction - in combination with acetylsalicylic acid (ASA).

Acute Coronary Syndrome (ACS), which includes two conditions - unstable angina (chest pain with ECG changes compatible with ischaemia) and mild heart attack (non Q-wave myocardial infarction) is responsible for more than 1.5 million hospitalizations in the world every year.

The approval of the new indication for Plavix(R)/Iscover(R) by the European Commission is based on the results of the CURE (Clopidogrel in Unstable Angina to Prevent Recurrent Events) study. In the CURE study, which included 12,562 patients with acute coronary syndrome (unstable angina and non Q-wave myocardial infarction), clopidogrel was compared to placebo, with both groups receiving standard therapy, including ASA. The CURE study demonstrated that use of clopidogrel on top of standard therapy including ASA significantly reduced the risk of heart attack, stroke or cardiovascular death by 20 percent (p = 0,00009) in patients with ACS. The reduction of atherothrombotic events was demonstrated with early treatment with Plavix(R)/Iscover(R) and the benefit was sustained with prolonged treatment for up to one year.

In the CURE study, the rate of major bleeding in the Plavix(R) plus ASA group was 3.7% compared to 2.7% in the placebo plus ASA group and the rates of minor bleeding were 5.1% and 2.4%, respectively.

Earlier this month, the European Society of Cardiology (ESC) announced its new guidelines on the treatment of acute coronary syndrome. The updated ESC guidelines recommend use of the ADP receptor antagonist Plavix(R)/Iscover(R) (clopidogrel bisulfate) on top of standard therapy including ASA for at least nine months to treat ACS patients.

In the United States, the Food and Drug Administration (FDA) has approved Plavix(R) for the treatment of ACS in February 2002. In March 2002, the American College of Cardiology (ACC) and the American Heart Association (AHA) issued updated guidelines that advocate the use of clopidogrel, in combination with ASA, to treat people with unstable angina or non-Q wave myocardial infarction.

Plavix(R) was originally approved for marketing in the United States in November 1997 and in Europe in July 1998 based on the pivotal 19,185 patient CAPRIE (Clopidogrel versus Aspirin in Patients at Risk of Ischemic Events) study for the prevention of atherothrombotic events (heart attack, stroke or death from a cardiovascular cause) in patients suffering from myocardial infarction (from a few days until less than 35 days), ischemic stroke (from 7 days until less than 6 months) or established peripheral arterial disease.

Clopidogrel is currently undergoing an extensive international clinical development program: in cardiology (the CREDO study in patients with coronary angioplasty and the COMMIT and CLARITY studies in patients with acute myocardial infarction), in neurology (the MATCH study), in patients at high risk of atherothrombotic events (the CHARISMA study), in patients with atrial fibrilation (the ACTIVE study) and in patients with peripheral arterial disease (the CASPAR and CAMPER studies). These studies will include more than 80,000 patients throughout the world.

To date, more than 15 million patients worldwide have benefited from Plavix(R)/ Iscover(R).

For more information on the CURE study and for a complete description of adverse events in this study, copies of the clopidogrel Summary of Product Characteristics are available upon request.

Discovered by Sanofi-Synthelabo, clopidogrel is developed and marketed worldwide by Sanofi-Synthelabo and Bristol-Myers Squibb as Plavix(R) and Iscover(R).








This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements : the ability of Sanofi-Synthelabo to expand its presence profitably in the United States; the success of Sanofi-Synthelabo's research and development programs; the ability of Sanofi-Synthelabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France. Investors and security holders may obtain a free copy of documents filed by Sanofi-Synthelabo with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthelabo.










 Contact: Philippe Goupit - Tel.: 33 (0)1.53.77.45.45 - Fax: 33 (0)1.53.77.42.96
                 174, avenue de France - 75635 PARIS CEDEX 13 -
                    Investor-Relations@sanofi-synthelabo.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 20, 2002

                                         SANOFI-SYNTHELABO


                                          By: /s/ Marie-Helene Laimay
                                              ---------------------------------
                                              Name: Marie-Helene Laimay
                                              Title: Senior Vice President and
                                                     Chief Financial Officer